SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Jacada Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share
(Title of Class of Securities)

M6184R101
(CUSIP Number)

Robert B. Ashton Kinetic Catalyst Partners LLC 6 Occom Ridge Hanover, NH 03755 (603) 540-2244

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6184R101	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Kinetic Catalyst Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,351*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,351*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 63,351*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

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*Does not include the Ordinary Shares to be issued in a private placement, subject to shareholder approval, as discussed in Item 4.

CUSIP No. M6184R101	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Robert B. Ashton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 470,602*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 470,602*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 470,602*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IN

___________

*Does not include the Ordinary Shares to be issued in a private placement, subject to shareholder approval, as discussed in Item 4.

CUSIP No. M6184R101	13D	Page 4 of 6 Pages

This Amendment No. 8 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 8”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 12, 2015 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”), of Jacada Ltd., an Israeli company (the “Company”). Capitalized terms used but not defined in this Amendment No. 8 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 8, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Ordinary Shares reported as owned by the Reporting Persons in this Statement, including brokerage commissions, was approximately $1,934,827. In addition, the total cost for purchasing the Ordinary Shares in the Company’s private placement, subject to shareholder approval, as described in Item 4 below, is $467,428. The source of funds is working capital of the Fund and Mr. Ashton’s personal funds.

Item 4. Purpose of Transaction.

On November 20, 2017, Kinetic Catalyst Partners LLC with affiliates, as purchasers, entered into a Securities Purchase Agreement (the “Agreement”) with the Company, as issuer, pursuant to which Kinetic Catalyst Partners LLC agreed to purchase 43,767 Ordinary Shares for the aggregate purchase price of $155,811, and KCP II LLC agreed to purchase 87,533 Ordinary Shares for the aggregate purchase price of $311,617. The shares are to be issued in a private placement, which is subject to shareholder approval. The Securities Purchase Agreement is filed as Exhibits 99.1 to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons acquired the Ordinary Shares reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional Ordinary Shares or dispose of some or all of the Ordinary Shares held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Ordinary Shares, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Persons beneficially own in the aggregate 470,602 Ordinary Shares (not including the number of the Ordinary Shares to be issued in a private placement, subject to shareholder approval, as described in Item 4 above), which represents approximately 10.6% of the Company’s outstanding Ordinary Shares.

CUSIP No. M6184R101	13D	Page 5 of 6 Pages

The Fund holds the number and percentage of the Ordinary Shares disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Ashton has beneficial ownership of the 357,451 Ordinary Shares that he holds individually and in an IRA account over which he has sole voting and dispositive power and 49,800 Ordinary Shares that have been gifted to accounts for Mr. Ashton’s children established under the Uniform Transfer to Minors Act and over which shares, as a trustee for such accounts, Mr. Ashton retains the sole voting and dispositive power. In addition, as the portfolio manager for the Fund, Mr. Ashton has the sole power to direct the voting and disposition of the Ordinary Shares beneficially owned by the Fund. Mr. Ashton expressly disclaims beneficial ownership of the Fund’s Ordinary Shares.

Each percentage ownership of Ordinary Shares set forth in this Statement is based on 4,453,696 Ordinary Shares estimated to be outstanding, as calculated by taking (i) 4,192,409 Ordinary Shares reported by the Company as outstanding as of March 31, 2016 in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 21, 2016 and adding (ii) 261,287 Ordinary Shares purchased by IGP Digital Interaction Limited Partnership on November 14, 2016, as reported by the Company in its Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 15, 2016.

(b)       The Fund beneficially owns, and has the sole power to direct the voting and disposition of, the Ordinary Shares disclosed as beneficially owned by the Fund in the applicable table set forth on the cover page to this Statement. Mr. Ashton, as the portfolio manager of the Fund, has the sole power to direct the voting and disposition of the Ordinary Shares held by the Fund. See also Item 5(a) above.

(c)       On November 20, 2017, Kinetic Catalyst Partners LLC with affiliates, as purchasers, entered into a Securities Purchase Agreement with the Company, as issuer, pursuant to which Kinetic Catalyst Partners LLC agreed to purchase 43,767 Ordinary Shares, at a price per share of $3.56, for the aggregate purchase price of $155,811, and KCP II LLC agreed to purchase 87,533 Ordinary Shares, at a price per share of $3.56, for the aggregate purchase price of $311,617. The shares are to be issued in a private placement, which is subject to shareholder approval.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Information set forth under Item 4 above is incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, which is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

99.1	Securities Purchase Agreement, executed as of November 20, 2017, by and between Jacada Ltd. and Kinetic Catalyst Partners LLC.

99.2	Joint Filing Agreement (set forth on the signature page).

CUSIP No. M6184R101	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Ordinary Shares of the Company.

Dated: November 22, 2017

KINETIC CATALYST PARTNERS LLC

/s/ Robert B. Ashton
Robert B. Ashton
Manager

/s/ Robert B. Ashton
Robert B. Ashton